Exhibit 12.1

FANNIE MAE

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	For Year Ended December, 31
	2011	2010(3)	2009	2008	2007
Earnings:
Income (Loss) before extraordinary gains (losses)(1)	$(16,855)	$(14,018)	$(72,022)	$(58,319)	$(2,056)
Add:
Total interest expense	123,662	137,861	24,845	34,341	40,185
Provision (benefit) for federal income taxes	(90)	(82)	(985)	13,749	(3,091)
Losses (gains) from partnership investments(2)	(81)	74	6,735	1,554	1,005
Capitalized interest	1	—	4	20	30

Earnings (loss), as adjusted	$106,637	$123,835	$(41,423)	$(8,655)	$36,073

Fixed charges:
Total interest expense	123,662	137,861	24,845	34,341	40,185
Capitalized interest	1	—	4	20	30

Total fixed charges	123,663	137,861	24,849	34,361	40,215

Ratio of earnings (loss) to fixed charges	0.86:1	0.90:1	—	—	0.90:1

Deficiency	$17,026	$14,026	$66,272	$43,016	$4,142

(1)	Reflects the adoption of accounting standard requiring noncontrolling interest to be classified as a separate component of equity.
(2)

Includes amortized capitalized interest related to our partnership investments of $1 million, $11 million, $13 million, and $11 million for the years ended December 31, 2010, 2009, 2008, and 2007, respectively.

(3)

In 2010, we adopted accounting standards related to the “Transfers of Financial Assets and Consolidation of Variable Interest Entities” that had a significant impact on the presentation and comparability of our consolidated financial statements due to the consolidation of the substantial majority of our single-class securitization trusts and the elimination of previously recorded deferred revenue from our guaranty arrangements. While some line items in our consolidated statements of operations and balance sheet were not impacted, others were impacted significantly, which reduces the comparability of our results for 2011 and 2010 with the results in prior years.